FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September 2006

Commission File Number 000-30224

CRYPTOLOGIC INC.
(Translation of registrant’s name into English)

55 St. Clair Avenue West, 3rd Floor Toronto, Ontario, Canada M4V 2Y7
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRYPTOLOGIC INC.

Date: September 25, 2006	Lewis N. Rose President and Chief Executive Officer

2

FOR IMMEDIATE RELEASE
Symbol: TSX: CRY; NASDAQ: CRYP; LSE: CRP

CryptoLogic selects Ireland for its global headquarters
European headquarters will provide the company strategic flexibility to accelerate expansion and strengthen customer support in major growth markets

September 25, 2006 (Toronto, ON) — CryptoLogic Inc., a leading software developer to the global Internet gaming market, today announced its proposal to advance its global strategy by establishing its headquarters in the Republic of Ireland in January 2007, subject to regulatory and shareholder approvals. The company also proposes to adopt the Alternative Investment Market (AIM) of the London Stock Exchange as its primary market, and intends to maintain its Toronto and NASDAQ listings. CryptoLogic’s software development team will remain in Canada.

“CryptoLogic’s business is increasingly centered in Europe, and establishing our organization in that market is the logical next step to support our international growth plans,” said Lewis Rose, CryptoLogic’s President and CEO. “For CryptoLogic, this is about being closer to our customers, and to the world’s most thriving Internet gaming markets. By expanding our presence in gaming-friendly jurisdictions, CryptoLogic enhances its flexibility to pursue all strategic opportunities and broaden the services offered to our customers.”

Strategic Purpose of Proposal

The management and Board of Directors believe that locating the company’s headquarters in Europe will advance its global strategy by bringing considerable strategic benefits, which include:

•	Bringing the company closer to the world’s major markets that embrace Internet gaming, and therefore, closer to its key customers, investment community and prospects;
•	A gaming-friendly environment that enables the company to provide a wider range of marketing support and brand management services to licensees;
•	Broadening the company's strategic acquisition opportunities; and
•	Aligning the company’s primary stock exchange listing with its peer group.

After record revenue and earnings in 2005, CryptoLogic conducted a comprehensive review over the past year of the key strategic steps needed to maintain and strengthen its leadership position in the Internet gaming industry.

CryptoLogic’s management team and Board of Directors concluded that establishing its base in Ireland would give the company a broader range of strategic options to accelerate its growth and support its customers. This includes offering marketing and brand management services, such as supporting the company’s largest customer, InterCasino, in its marketing efforts, and working closely with the newest customer, Playboy, in Europe to develop and implement its non-US marketing initiatives.

TEL (416) 545-1455 FAX (416) 545-1454
55 ST. CLAIR AVENUE, 3RD FLOOR, TORONTO, CANADA M4V 2Y7

CryptoLogic has already established major components of its system infrastructure in Ireland, including its electronic cash processing system and its recently announced Distributed Poker platform. Ireland is recognized as an attractive Internet gateway to Europe with state-of-the-art technology infrastructure and skilled personnel to support CryptoLogic’s expansion in the fast-growing and global Internet gaming market.

Reorganization of Headquarters

The headquarter functions of the Chief Executive Officer, the Chief Financial Officer, the Vice President of Human Resources, Business Development, and the Head of Investor Relations will be transitioned to Ireland. Mr. Rose is committed to remain as President and CEO into 2007 to assist with an orderly transition until a new CEO based in Ireland can be recruited. For family reasons, Mr. Rose is unable to move to Ireland permanently. The search for a new CEO is already underway. Stephen Taylor, CryptoLogic’s CFO, will be based in Ireland. Other senior executives (including the Chief Technology Officer) will continue in their current positions and locations, and the company’s remaining operations in Canada, Cyprus and the UK will be unaffected.

The Chairman will continue in place, and the current Board of Directors will continue until some Directors may be succeeded by new European non-executive Directors to reflect CryptoLogic’s growing European-oriented business.

Primary Listing on AIM

By adopting a primary listing on London’s AIM, CryptoLogic joins a broad peer group that is researched extensively by UK-based analysts. The UK has emerged as the global centre for Internet gaming and is leading the way in implementing a world-class regulated market for online gaming. CryptoLogic has long advocated regulation as the best solution for the safe, secure and responsible use of this form of online entertainment. CryptoLogic’s certification to the highest government standards and a record of public company transparency and disclosure give the company a competitive advantage in working with major, brand name customers that will lead the next phase of Internet gaming industry growth.

International diversification has been one of CryptoLogic’s core business strategies for the past four years. More than 65% of its licensees’ revenue now comes from international sources, a steady rise from just 30% in 2001. With more than 60% of licensees’ revenues derived from the UK and continental Europe today, it makes sense for CryptoLogic to be nearer its customers and future prospects.

Terms of the Reorganization

CryptoLogic proposes to exchange all existing common shares for shares in the new Irish-based company, to be called CryptoLogic PLC. This would be done on a tax deferred basis for shareholders. It is intended that the share exchange would be effected by way of a Plan of Arrangement using an exchangeable share structure that will be subject to Canadian court approval. Details will be set out in an Information Circular to be mailed to shareholders. An application is planned for the shares of CryptoLogic PLC to be traded on AIM in London. A special meeting of shareholders is planned for late November or early December. The company anticipates that, subject to the receipt of all required regulatory and shareholder approvals, the reorganization will be effective January, 2007.

Financial Estimates

One-time expenses related to the reorganization and to establish an Irish headquarters are estimated to range from $8.0 to $8.5 million. Approximately 10% of these non-recurring costs have been expensed by June 30, 2006. Approximately 50% is expected to be expensed for the full year 2006, largely related to professional fees. The remaining 50% will be expensed in 2007. In addition, there will be one-time capital expenditures of approximately $1.0 million associated with the set up of new premises in Ireland.

There will be incremental operations and staff costs associated with an Irish-based headquarters, which are expected to be approximately $2.5 to $3.0 million per annum. CryptoLogic believes that the strategic benefits, as outlined above, of locating in a gaming-friendly environment, are expected to yield a significant return on investment by positioning the company for the future.

In August, CryptoLogic reported record results for Q2 2006. Revenue rose 52% to $30.4 million for the three months ended June 30, 2006, compared with the same period in 2005. Earnings rose 73% to $8.2 million compared with Q2 2005. At June 30, 2006, CryptoLogic’s total cash position was $126.9 million.

Excluding the one-time expenses related to today’s announcement, Q3 2006 guidance remains unchanged.

About CryptoLogic® (www.cryptologic.com)
Focused on integrity and innovation, CryptoLogic Inc. is a world-leading, blue-chip public developer and supplier of Internet gaming software. CryptoLogic’s leadership in regulatory compliance makes it one of the very few companies with gaming software that is certified to strict standards similar to land-based gaming. WagerLogic Limited, a wholly-owned subsidiary of CryptoLogic, is responsible for the licensing of the company’s gaming software and services to a blue-chip customer base around the world. For information on WagerLogic®, visit www.wagerlogic.com.

CryptoLogic’s common shares trade on the Toronto Stock Exchange (symbol: CRY), on the NASDAQ Global Select Market (symbol: CRYP), and on the Main Market of the London Stock Exchange (symbol: CRP).

Analyst Call
A conference is scheduled today, Monday, September 25, 2006 at 11:00 a.m. Eastern time (4:00 p.m. GMT). A live web cast of the call will also be available.

To participate in the call, please dial 416-695-5259, 1-877-888-4210 (North American Toll Free) or 800-4222-8835 (International Toll Free) five to ten minutes prior to the 11:00 a.m. start of the teleconference. This conference call will be recorded and available for replay approximately one hour after the completion of the call, up until midnight October 2, 2006. To listen to the replay, please dial 416-695-5275 or 1-888-509-0081, pass code 1277#. A transcript of the call will also be made available on CryptoLogic’s website at www.cryptologic.com under Investor Information.

Web cast
To access the live web cast, go to http://events.onlinebroadcasting.com/cryptologic/092506/index.php prior to 11:00 a.m. Windows Media Player is required to listen to the web cast. If you do not have the player, a free download is available at www.microsoft.com. A rebroadcast of the web cast will be available at http://www.ccnmatthews.com/news/webcasts/index.jsp.

For more information, please contact: CryptoLogic, (416) 545-1455 Nancy Chan-Palmateer, Director of Communications Bridgewell Securities UK Financial Advisor and Broker Greg Aldridge, +44 207 003 3000
Argyle Rowland Communications, (416) 968-7311
(North American media only)
Karen Passmore, ext. 228/ kpassmore@argylerowland.com
Dan Tisch, ext. 223/dtisch@argylerowland.com

Corfin Communications
(UK media only)
Ben Hunt, +44 207 929 8985
Neil Thapar, +44 207 929 8999
Harry Chathli, +44 207 979 8980

CRYPTOLOGIC FORWARD LOOKING STATEMENT DISCLAIMER:
Statements in this press release which are not historical are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that all forward-looking statements involve risks and uncertainties including, without limitation, risks associated with the Company’s financial condition and prospects, legal risks associated with Internet gaming and risks of governmental legislation and regulation, risks associated with market acceptance and technological changes, risks associated with dependence on licensees and key licensees, risks relating to international operations, risks associated with competition and other risks detailed in the Company’s filings with securities regulatory authorities. These risks may cause results to differ materially from those projected in the forward-looking statements.